                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                                WLR FOODS, INC.
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                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                  929286 10 2
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                                 (CUSIP Number)

                               CUDDY FARMS, INC.
                            732 W. MARSHVILLE BLVD.
                              MARSHVILLE, NC 28103
                             ATTN: ROBERT B. CLARK
                                 (704) 624-5055
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JANUARY 17, 1997
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            (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages.)

                              (Page 1 of 9 Pages)
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
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CUSIP NO. 929286 10 2                       13D               Page 2 of 9 Pages
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   1    Name of Reporting Person: CUDDY FARMS, INC.
        S.S. or I.R.S. Identification No. of Above Person:

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   2    Check the Appropriate Box if a Member of a Group*                (a) [x]
                                                                         (b) [ ]

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   3    SEC Use Only


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   4    Source of Funds*: OO


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   5    Check Box if Disclosure of Legal Proceedings is Required
        pursuant to Item 2(d) or 2(e)                                        [ ]

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   6    Citizenship or Place of Organization: NORTH CAROLINA,
        UNITED STATES OF AMERICA

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             Number of                7     Sole Voting Power: 0
               Shares
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            Beneficially              8     Shared Voting Power: 887,509
              Owned By
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                Each                  9     Sole Dispositive Power: 0
             Reporting
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            Person With               10    Shared Dispositive Power: 887,509
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   11   Aggregate Amount Beneficially Owned by Each Reporting Person: 887,509

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   12   Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares*                                             [ ]

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   13   Percent of Class Represented by Amount in Row (11): 5.3%

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   14   Type of Reporting Person*: CO

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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP NO. 929286 10 2                     13D               Page 3 of 9 Pages
            -----------

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   1    Name of Reporting Person: A.M. CUDDY
        S.S. or I.R.S. Identification No. of Above Person:

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   2    Check the Appropriate Box if a Member of a Group*                (a) [x]
                                                                         (b) [ ]
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   3    SEC Use Only

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   4    Source of Funds*: AF

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   5    Check Box if Disclosure of Legal Proceedings is Required
        pursuant to Item 2(d) or 2(e)                                        [ ]

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   6    Citizenship or Place of Organization: CANADA

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             Number of                7     Sole Voting Power: 0
               Shares
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            Beneficially              8     Shared Voting Power: 887,510
              Owned By
--------------------------------------------------------------------------------
                Each                  9     Sole Dispositive Power: 0
             Reporting
--------------------------------------------------------------------------------
            Person With               10    Shared Dispositive Power: 887,510

--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person: 887,510

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   12   Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares*                                             [ ]

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   13   Percent of Class Represented by Amount in Row (11): 5.3%

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   14   Type of Reporting Person*: IN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


================================================================================

  CUSIP NO. 929286 10 2                   13D                 Page 4 of 9 Pages
            -----------

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   1    Name of Reporting Person: CUDDY INTERNATIONAL CORPORATION
        S.S. or I.R.S. Identification No. of Above Person:

--------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group*               (a) [x]
                                                                        (b) [ ]
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   3    SEC Use Only

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   4    Source of Funds*: AF

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   5    Check Box if Disclosure of Legal Proceedings is Required
        pursuant to Item 2(d) or 2(e)                                        [ ]

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   6    Citizenship or Place of Organization: ONTARIO, CANADA

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             Number of                7     Sole Voting Power: 0
               Shares
--------------------------------------------------------------------------------
            Beneficially              8     Shared Voting Power: 887,510
              Owned By
--------------------------------------------------------------------------------
                Each                  9     Sole Dispositive Power: 0
             Reporting
--------------------------------------------------------------------------------
            Person With               10    Shared Dispositive Power: 887,510

--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person: 887,510

--------------------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]

--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11): 5.3%

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   14   Type of Reporting Person*: CO

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 4 TO SCHEDULE 13D

         This statement amends the Schedule 13D, dated July 27, 1994, as amended by Amendment No. 1 to Schedule 13D, dated August 9, 1994, Amendment No. 2 to Schedule 13D, dated August 29, 1994, and Amendment No. 3 to Schedule 13D, dated October 26, 1994 (as amended, the "Schedule 13D"), filed by Cuddy Farms, Inc., A.M. Cuddy and Cuddy International Corporation, with respect to the Common Stock, no par value per share, of WLR Foods, Inc. Except as expressly provided in this Amendment No. 4, the Schedule 13D speaks as of its date. Capitalized terms used without definition herein shall have the meanings ascribed to them in the Schedule 13D.


         I. Item 4 of the Schedule 13D ("PURPOSE OF TRANSACTION") is hereby amended and restated in its entirety as follows:

         ITEM 4. PURPOSE OF TRANSACTION.

                 On July 27, 1994, the Company entered into an Asset Purchase Agreement ("Asset Purchase Agreement"), of same date, with Cuddy, Cuddy International and Wampler-Longacre, Inc., the Company's wholly-owned subsidiary ("Wampler-Longacre"). The closing (the "Closing") of the transactions contemplated by the Asset Purchase Agreement is to be within three (3) business days after Hart-Scott-Rodino clearance is obtained.

                 Pursuant to the terms of the Asset Purchase Agreement, the Company and Wampler-Longacre will acquire substantially all of the assets of Cuddy's turkey processing division, including, without limitation, its processing facility, further processing facility, feed mill, three turkey grow-out farms, a leasehold interest in a second further processing facility, a partnership interest in a cold storage and distribution facility and all working capital, machinery, fixtures, equipment and other tangible personal property for, and inventory in, such facilities (the "Assets").

                 The purchase price for the Assets is $73.3 million, subject to adjustment, $42.5 million of which is payable in cash and the balance to be issued in Shares. The number of Shares issued will be based on a ten-day, pre-closing weight average stock market value, subject to a floor of $24 per Share and a ceiling of $28 per Share. The Agreement provides for certain post-closing adjustments which are not expected to be material.

                 The Shares issued in this transaction will not be registered under the Securities Act of 1933, as amended, and will be subject to a Voting Trust Agreement by and among the Company, Cuddy and an independent corporate trustee. The Voting Trust Agreement will terminate upon the earlier of (a) the fourth anniversary of the Closing date; (b) the date on which a business acquisition by the Company occurs in which in excess of five percent (5%) of its then outstanding Shares is issued without voting and transfer restrictions similar to the Voting Trust Agreement and Cuddy's stock ownership in the Company after such acquisition is less than five percent (5%) of the total outstanding Shares; or (c) the date on which a "Change of Control" in the Company occurs. For purposes of the Voting Trust Agreement, a Change of Control means the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 30 percent (30%) of either the then outstanding Shares or the combined voting power of the then outstanding voting securities of the Company entitled





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

         to vote generally in the election of directors. During the term of the Voting Trust Agreement, the trustee will vote in accordance with the recommendation of the Company's Board of Directors, as it exists at the time of the vote of the Company's shareholders, or if there is no recommendation, as directed by the registered holder of the voting trust certificate representing the Shares held by the trustee. Unless otherwise agreed to in writing by the Company, the voting trust certificates are not transferable except that (a) the holder thereof may pledge, mortgage or otherwise encumber the certificates and (b) the holder thereof may transfer the certificates to Cuddy International or a wholly-owned subsidiary of Cuddy International. Any transferee shall also be subject to the Voting Trust Agreement. After termination of the Voting Trust Agreement Cuddy will have certain demand and incidental registration rights.

                 Upon the closing and the transaction contemplated by the Asset Purchase Agreement, Cuddy International, A.M.C. Family Holdings, Ltd. and A.M. Cuddy (the "Cuddy Group") will enter into a Non-Competition and Name Use Agreement by which the Cuddy Group will covenant not to compete with Wampler-Longacre in the business of poultry production for processing, further processing or marketing of processed poultry products (exclusive of production of eggs and poults)(the "Protected Business") in the geographical area in the continental United States in which Wampler-Longacre or its affiliates currently conduct business. Sales to certain existing customers of the Cuddy Group are excluded. The Company will pay Cuddy $500,000 in cash at Closing in consideration of this Agreement. Pursuant to the Non-Competition and Name Use Agreement, Cuddy will also grant Wampler-Longacre a five (5)-year exclusive right and license to the "Cuddy" name within the continental United States for the Protected Business. The Non-Competitive and Name Use Agreement contains "standstill" provisions by which the Cuddy Group agrees, for so long as the Voting Trust Agreement is not terminated, not to: solicit proxies or participate in an election contest relating to election of the directors; act together with others to acquire, hold or vote Shares; purchase or otherwise acquire Shares; or act alone or together with any person to acquire, or propose a business combination with, the Company.

                 The Asset Purchase Agreement also requires Cuddy and Wampler-Longacre, before Closing, to enter into certain administrative, supply and processing agreements.

                 The Asset Purchase Agreement provides that a Cuddy representative will be appointed to the Company's Board of Directors who shall serve until the next annual meeting of shareholders and shall be recommended by the Company's Board of Directors for election at such meeting. The Closing is subject to customary "due diligence" conditions and contains mutual indemnifications except that Cuddy and Cuddy International (the "Cuddy Corporations") shall not be required to indemnify the Company and Wampler-Longacre (collectively, "Wampler") for losses not in excess of $250,000. The Voting Trust further requires WLR Foods to indemnify Cuddy and the trustee for losses, including legal fees and expenses, in connection therewith.

                 The parties to the Agreement also signed separate indemnification agreements, mutually agreeing to certain indemnifications. On the part of the Cuddy Corporations, indemnification of Wampler and their respective officers, directors, employees, shareholders, partners, agents, legal counsel and accountants is required in connections with certain possible litigation relating to stockholder and employee complaints. On the part of the Company, indemnification of the Cuddy Corporations and their respective officers, directors, employees, shareholders, partners, agents, legal counsel and accountants is required in connection with pending or possible litigation relating to the efforts of Tyson Foods, Inc., or any other bidder which commences its bid on or prior to June 30, 1995, to gain control of the Company. Both agreements terminate upon final termination of all actions, suits, proceedings or investigations





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

         relating to the respective litigations. The indemnification agreements also provide that the parties release each other with respect to all matters except those arising out of, based upon or in connection with, a breach of the Asset Purchase Agreement (or any other agreement entered into in connection therewith).

                 On January 15, 1997, the Company entered into an Stock Repurchase Agreement ("Stock Repurchase Agreement"), of the same date, with Cuddy, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), The Prudential Insurance Company of America, and Crestar Bank, as trustee, a copy of which is attached hereto as Exhibit
         F. Pursuant to the Stock Repurchase Agreement, Cuddy agreed to sell to the Company all of the 1,774,999 Shares that Cuddy acquired under the Asset Purchase Agreement (1,183,333 Shares adjusted for a 3 for 2 stock split effective on May 12, 1995) at a price of $10.00 in cash per Share. The sale of such Shares will take place in three installments:
         (i) 887,499 Shares on January 17, 1997; (ii) 443,750 Shares on March 31, 1997; and (iii) 443,750 Shares on June 30, 1997. In addition, the Stock Repurchase Agreement provides that the Registration Rights Agreement, the Voting trust Agreement and the Put and Call Agreement shall remain in full force and effect as to Shares not yet purchased by the Company under the Stock Repurchase Agreement until completion of the transactions contemplated therein; and that the banks that are parties to the Stock Repurchase Agreement will not exercise their rights under the Put and Call Agreement unless the Company breaches the terms of the Stock Repurchase Agreement and fails to cure such default within 10 days of notice of such breach.

                 Except as set forth above, as of the date of the Amendment No. 4 to Schedule 13D, the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         II. Item of the Schedule 13D ("INTEREST IN SECURITIES OF THE COMPANY") is hereby amended and restated in its entirety as follows:

         ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

                 (a) On August 29, 1994, the closing of the transactions contemplated by the Asset Purchase Agreement occurred, and 1,774,999 Shares (1,183,333 Shares adjusted for a 3 for 2 stock split effective on May 12, 1995) were issued by the Company to the Voting Trustee for the benefit of Cuddy under the Voting Trust Agreement. An additional 165,000 Shares could have been issued for the benefit of Cuddy under the Asset Purchase Agreement in connection with certain post-closing adjustments. On October 26, 1994, Cuddy, Cuddy International, the Company and Wampler-Longacre reached agreement on the post-closing adjustments and, as a result, the additional 165,000 Shares will not be issued and the cash portion of the purchase price was reduced by approximately $6.3 million. On January 17, 1997, the first (out of three) closing of the transactions contemplated by the Stock Repurchase Agreement occurred, and Cuddy sold to the Company (and the Voting Trustee transferred to the Company) 887,499 Shares at a price of $10.00 in cash per Share. The Reporting Persons currently beneficially own the following numbers of Shares (adjusted for a 3 for 2 stock split effective on May 12, 1995): Cuddy - 887,509 Shares; Cuddy International
         - 887,510 Shares; and A.M. Cuddy - 887,510 Shares, representing approximately 5.3% of the issued and outstanding Shares of the Company. Each of the Reporting Persons shares the power to vote and to dispose of the Shares beneficially owned by him or it with the Company pursuant to the Voting Trust Agreement.





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

                 Except as set forth in this Item 5(a), none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto, beneficially owns any Shares.

                 (b) Except as set forth in Item 5(a) hereof, none of the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto, currently has sole or shared power to vote, to direct the vote, to dispose or direct the disposition of any Shares.

                 (c) Except as set forth in Item 5(a) hereof, there have been no transactions in Shares that were effected during the past 60 days by the Reporting Persons, Limited, Holdings nor, to the best of the knowledge of any of the Reporting Persons, any of the persons listed in Schedule I hereto.

                 (d) Not applicable.

                 (e) Not applicable.


         III. Item 7 of the Schedule 13D ("EXHIBITS.") is hereby amended and restated in its entirety as follows to add Exhibit F thereto:

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit A:       Joint Filing Agreement, dated August 8, 1994,
                                  by and among Cuddy Foods, Inc., Cuddy
                                  International Corporation and A.M. Cuddy.

                 Exhibit B:       Asset Purchase Agreement, dated July 27,
                                  1994, by and among Cuddy Farms, Inc., Cuddy
                                  International Corporation, WLR Foods, Inc.
                                  and Wampler-Longacre, Inc. (including the form of the Non-Competition and Name Use
                                  Agreement and the form of the Voting Trust
                                  Agreement).

                 Exhibit C:       Indemnification Agreement and Release, dated
                                  July 27, 1994, by and between WLR Foods, Inc.
                                  and Cuddy Farms, Inc.

                 Exhibit D:       Indemnification Agreement and Release, dated
                                  July 27, 1994, by and among Cuddy Farms,
                                  Inc., Cuddy International Corporation and WLR
                                  Foods, Inc.

                 Exhibit E:       Form of Registration Rights Agreement.

                 Exhibit F:       Stock Repurchase Agreement, dated January 15,
                                  1997, by and among WLR Foods, Inc., Cuddy
                                  Farms, Inc., Cooperatieve Centrale
                                  Raiffeisen-Boerenleenbank B.A.  (Rabobank
                                  Nederland), The Prudential Insurance Company of America, and Crestar Bank, as trustee.


                     [Signatures appear on following page]





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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 6, 1997


                                        CUDDY FARMS, INC.


                                        By: /s/ Peter N.T. Widdrington
                                            ------------------------------
                                            Name:  Peter N.T. Widdrington
                                            Title: Chairman of the Board



                                        CUDDY INTERNATIONAL
                                        CORPORATION


                                        By: /s/ A.M. Cuddy
                                            ------------------------------
                                            Name: A.M. Cuddy
                                             Title: Chairman of the Board



                                        /s/ A.M. Cuddy
                                        ----------------------------------
                                        A.M. Cuddy





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